UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Pacific Aerospace & Electronics, Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

693758104
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA  02482-7910
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

March 1, 2001
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 12 Pages)

SCHEDULE 13D

CUSIP NO. 693758104	Page 2 of 12 Pages


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		4,036,978
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		4,036,978
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
4,036,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
9.5%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 693758104	Page 3 of 12 Pages


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III Capital Partners, L.P.
	04-3341099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,883,923
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,883,923
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,883,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
4.4%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 693758104	Page 4 of 12 Pages


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital III, LLC
	04-3317544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,883,923
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,883,923
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,883,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
4.4%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 693758104	Page 5 of 12 Pages


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III-A Capital Partners, L.P.
	04-3495504
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		807,396
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		807,396
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
807,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
1.9%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 693758104	Page 6 of 12 Pages


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP III-A, LLC
	04-3493598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		807,396
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		807,396
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
807,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
1.9%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 693758104	Page 7 of 12 Pages

ITEM 1.	SECURITY AND ISSUER:

	This Schedule 13D dated March 1, 2001 ("Schedule 13D") is filed with the Securities and Exchange Commission by DDJ Capital
Management, LLC, a Massachusetts limited liability company, and certain affiliates. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

	This filing of Schedule 13D is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

	This Schedule 13D relates to shares of the common stock, $.001 par value (the "Shares") of Pacific Aerospace & Electronics, Inc. (the "Company"). The principal executive offices of the Company are located at 430 Olds Station Road, Third Floor, Wenatchee, Washington 98801.

ITEM 2.	IDENTITY AND BACKGROUND:

	This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, B III Capital Partners, L.P., a Delaware limited partnership ("B III"), DDJ Capital III, LLC, a Delaware limited liability company, B III-A Capital Partners, L.P. ("B III-A"), a Delaware limited partnership, and GP III-A, LLC, a
Delaware limited liability. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Capital III, LLC is the general partner of, and DDJ is the investment manager for, B III. GP III-A, LLC is the general partner of, and DDJ is the investment manager for, B III-A. DDJ is also the investment manager for an institutional investor (the "Account") and an investment advisor to DDJ Canadian High Yield Fund, a closed-end investment trust established under the laws of the Province of Ontario Canada ("DDJ Canadian").

	The Shares described herein are owned by one or more of B III, B III-A, DDJ Canadian and the Account (jointly, the "Funds"). The principal office of each of DDJ and the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02482-7910.

SCHEDULE 13D
CUSIP No. 693758104	Page 8 of 12 Pages

	The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

	Within the past five years, none of DDJ or the DDJ Affiliates named in this Item 2 or, to the best of its knowledge, the persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

	On March 1, 2001, B III, B III-A, DDJ Canadian and the Account, in connection with their participation in a Term Loan provided to the Company, received warrants to purchase an aggregate of 4,036,978 shares of common stock (the "Warrants"). The Warrants may be exercised at any time after March 1, 2000 through March 1, 2006. The initial exercise price for the Warrants is $.001 per share, subject to adjustment pursuant to certain antidilution and provisions. Since the Warrants may be exercised within 60 days of the date of this filing, the Funds may be deemed to beneficially own the 4,036,978 shares of Common Stock issuable upon the exercise of the Warrants. Such shares have therefore been included in this filing.

	Other than the Warrants purchased on March 1, 2001, there have been no other purchases and/or sales made by the Funds since January 1, 2001; therefore, a Schedule B will not be attached.

ITEM 4.	PURPOSE OF TRANSACTION:

	As described in Item 3, the Warrants were received in connection with a loan made by the Funds to the Company and in pursuit of specified investment objectives established by the investors in the Funds. DDJ and the DDJ Affiliates may have the Funds purchase additional Shares (or

SCHEDULE 13D
CUSIP No. 693758104	Page 9 of 12 Pages

securities exercisable for Shares) subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

	DDJ and the DDJ Affiliates intend to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions and other investment opportunities, DDJ and the DDJ Affiliates may determine to increase or decrease the equity interest in the Company.

	Except as otherwise described in this Schedule 13d, none of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer or a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws,
(v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

	(a)	B III owns, and DDJ Capital III, LLC and DDJ beneficially
own, as general partner and investment manager, respectively of B III, 1,883,923 Shares or approximately 4.4% of the Company. B III-A owns, and GP III-A, LLC and DDJ beneficially own, as general partner and investment manager, respectively of B III-A, 807,396 Shares of approximately 1.9% of the Company. DDJ, as investment manager to the Account, may be deemed to beneficially own 807,396 Shares, or approximately 1.9% of the outstanding Shares of the Company. DDJ, as

SCHEDULE 13D
CUSIP No. 693758104	Page 10 of 12 Pages

investment advisor to DDJ Canadian, may be deemed to beneficially own 538,263 Shares, or approximately 1.3% of the outstanding Shares of the
Company.   DDJ, as investment manager to the Funds may be deemed to
beneficially own 4,036,978 Shares, or approximately 9.5% of the outstanding Shares of the Company.

	(b)	Each of the aforementioned entities has sole power to vote
and to dispose of the Shares so indicated.

	(c)	Except as set forth in Item 3, neither DDJ nor any of the
DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in Shares during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER:

	The Funds are parties to a Registration Rights Agreement by and among the Company and such Funds dated as of March 1, 2001, obligating the Company to register the Shares underlying the Warrants for resale under the Securities Act of 1933, as amended.

Other than as described in this Schedule 13D, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

	The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and/or sell such debt securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

		Not Applicable.

SCHEDULE 13D
CUSIP No. 693758104 	Page 11 of 12 Pages



Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:	/ s / Wendy Schnipper Clayton
	-------------------------------------------
	Wendy Schnipper Clayton
	Attorney-In-Fact*

* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.

SCHEDULE 13D
CUSIP No. 693758104 	Page 12 of 12 Pages



SCHEDULE A
===========

	The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley,
MA 02482-7910.  Mr. Breazzano and Ms. Mencher are U. S. citizens.

NAME	PRINCIPAL OCCUPATION OR
EMPLOYMENT

=====	==========================

David J. Breazzano	Principal of DDJ Capital Management, LLC,
DDJ Galileo, LLC, DDJ Copernicus, LLC, GP
III-A, LLC and October G.P., LLC

Judy K. Mencher	Principal of DDJ Capital Management, LLC,
DDJ Galileo, LLC, DDJ Copernicus, LLC, GP
III-A, LLC, October G.P., LLC, Vice President of DDJ Overseas Corporation and Director of
Kepler Overseas Corp.